UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Report 2022 and AGM Notice dated 23 March 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	23 March 2023

WPP PLC ("WPP" or "the Company")

Publication of Annual Report 2022, Sustainability Report and 2023 Notice of Annual General Meeting

WPP has today published on its website its Annual Report for the year ended 31 December 2022 ('Annual Report 2022', www.wpp.com/investors/annual-report-2022) together with its Sustainability Report. WPP has also today published its 2023 Notice of Annual General Meeting (the '2023 AGM Notice', www.wpp.com/investors/shareholder-centre/shareholder-meetings), which will be distributed to shareholders shortly.

The Company's AGM will be held on 17 May 2023 at 11.00am at Rose Court, 2 Southwark Bridge Road, London SE1 9HS, with facilities to follow the business of the AGM virtually.

In compliance with 9.6.1 of the Listing Rules, copies of the Annual Report 2022 and 2023 AGM Notice will be submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A hard copy version of the Annual Report 2022 will be sent to those shareholders who have elected to receive paper communications on or about 3 April 2023.

The information included in the unaudited preliminary results announcement released on 23 February 2023, together with the information in the Appendices to this announcement which is extracted from the Annual Report 2022, constitute the materials required by the FCA's Disclosure Guidance and Transparency Rule 6.3.5R. This announcement is not a substitute for reading the Annual Report 2022 in full. Page and note references in the Appendices below refer to page and note references in the Annual Report 2022.

Balbir Kelly-Bisla
Company Secretary

Further information
Chris Wade, WPP Richard Oldworth, Buchanan Communications	+44 (0)20 7282 4600 +44 (0)20 7466 5000

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

APPENDIX A: PRINCIPAL RISKS AND UNCERTAINTIES

PRINCIPAL RISKS

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2022 and up to the date of this report - including any adverse effects of the pandemic and the geopolitical situation following the Russian invasion of Ukraine - which are described in the table on the following pages.

ECONOMIC RISK

Risk definition

Adverse economic conditions, including those caused by the pandemic, the conflict in Ukraine, severe and sustained inflation in key markets where we operate, supply chain issues affecting the distribution of our clients' products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations.

Potential impact

Economic conditions, including inflation and increasing interest rates, among others, have a direct impact on our business, results of operations and financial position.

In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.

How it is managed and reflected in our strategic priorities

Our account teams work proactively with our clients to understand the challenges they are facing, determine general trends in marketing spend and develop plans in advance to help us prepare, redeploy resources and manage costs accordingly.

Our client portfolio is diverse, consisting of organisations operating in different industry sectors and across a broad geographical spread which further helps mitigate the impact of any specific challenges individual clients or markets might be facing.

GEOPOLITICAL RISK

Risk definition

Growing geopolitical tension and conflicts continue to have a destabilising effect in our markets and across geographical regions.

This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration.

Such factors and economic conditions may be reflected in our clients' confidence in making longer-term investments and commitments in marketing spend.

Potential impact

Actual or threatened geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.

How it is managed and reflected in our strategic priorities

We work closely with our in-country teams, third-party advisors, clients and other agencies in monitoring the level and nature of geopolitical issues, events and developments across all markets and regions.

Our primary focus is the safety and security of our people, and for extreme events or periods of disruption we have developed a series of crisis and response plans with clear lines of escalation to the Board and Executive Committee that focuses upon the wellbeing of our people and their families.

We have detailed operational and financial plans, developed through the consideration of a range of potential scenarios and outcomes that are continuously monitored and, if required, used to make interventions and support decision making over our operations, investments and advice to clients.

PANDEMIC

Risk definition

The impact of a pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long-term impact of a pandemic on our clients' spending plans.

Potential impact

A pandemic and any new variants and the measures to contain its spread may have an adverse effect on our business, revenues, results of operations and financial condition and prospects.

How it is managed and reflected in our strategic priorities

A pandemic and any new variants and the measures to contain its spread may have an adverse effect on our business, revenues, results of operations and financial condition and prospects.

STRATEGIC PLAN

Risk definition

The failure to successfully complete the strategic plan updated in December 2020 to simplify our structure, continue to introduce market-leading products and services, identify cost savings and successfully integrate acquisitions, may have a material adverse effect on the Group's market share and its business revenues, results of operations, financial condition or prospects.

Potential impact

A failure or delay in implementing or realising the benefits from the transformation plan and/or returning the business to sustained growth may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

How it is managed and reflected in our strategic priorities

Board oversight of the implementation of the strategic plan and regular briefings on the Group's response to the pandemic and the economic and geopolitical consequences of the invasion of Ukraine by Russia.

The Executive Committee regularly reviews progress against the strategic plan and actions required to deliver against the plan and convenes regularly to discuss the Group's response to and implementation of the measures highlighted above to mitigate the impact of the pandemic and the economic and geopolitical consequences of the invasion of Ukraine by Russia on the Group's operations, people, clients and financial condition.

The focus on managing cost and changes in ways of working have accelerated aspects of the transformation as we move faster towards a simplified company structure and enhanced use of technology by our people as a consequence of adapting to remote working.

IT TRANSFORMATION

Risk definition

We are undertaking a series of IT transformation programmes to support the Group's strategic plan. The programme has been devised so that it prioritises the most critical changes necessary to support the overall strategic plan whilst maintaining the operational performance and security of core systems.

The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions.

A failure to provide these functions could have an adverse effect on our business.

Potential impact

Any failure or delay in implementing the IT transformation programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings.

Disruption and unavailability of critical system availability may lead to disruption in our operations and client service delivery.

How it is managed and reflected in our strategic priorities

The Board and management team provides oversight and governance of the most important change transformation initiatives the business is pursuing.

Detailed plans have been prepared for each major transformation initiative and overall progress, challenges and risks to the initiative are monitored as part of our project management processes and discussed in dedicated steering committees who also agree upon any corrective action that may be required.

Progress reports are also completed as part of regular briefings that the Board receives on the overall implementation of the strategic plan.

CLIENT LOSS

Risk definition

We compete for clients in a highly competitive industry which has been evolving and undergoing structural change.

Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

Potential impact

The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services and consultants and consulting internet companies.

Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time.

The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, and by loss of reputation, and may be limited by clients' policies on conflicts of interest.

How it is managed and reflected in our strategic priorities

The transformation plan updated in December 2020 places emphasis on providing faster, more agile and more effectively integrated solutions that are data and technology led for our clients as part of a continuous improvement of our creative capability and reputation of our businesses.

The plan is also delivering a simplification of our organisational structure by reducing the number of legal entities in the Group, the disposal of non-core minority holdings and more collaborative working through the launch of further campus co-locations including in Brazil and Canada.

The Board is focused on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. Work continues on diversity and inclusion across the Group including focus from the work of the WPP Global Inclusion Council.

Continuous improvement of our creative capability and reputation of our businesses. The development and implementation of senior leadership incentives to align more closely with our strategy and performance.

Business review at every Board, management and Executive Committee meeting to identify client loss. Monthly updates to the management team on the status of the Group's major clients and upcoming pitches for potential new clients.

Continuous engagement with our clients and suppliers through this period of uncertainty and reduction in economic activity.

CLIENT CONCENTRATION

Risk definition

We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.

Potential impact

A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 18% of revenue less pass-through costs in the year ended 31 December 2022.

Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

How it is managed and reflected in our strategic priorities

Increased flexibility in the cost structure (including incentives, consultants and freelancers).

Business review at every Board meeting and regular engagement at executive level with our clients.

A monthly 'new and existing business' tracker is reviewed by the Executive Committee on a monthly basis with regular updates provided to the Board.

REPUTATION

Risk definition

Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

Potential impact

As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change. Additionally, WPP serves some clients whose business models are under increased scrutiny, for example, energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainabilityrelated services.

How it is managed and reflected in our strategic priorities

Our climate crisis training seeks to ensure that our people recognise the importance of our sector's role in addressing the climate crisis. It is part of a broader sustainability training programme being run in multiple markets with localised content in key regions.

We have developed internal tools to help our people identify environmentally harmful briefs. These tools embed climate-related issues within existing content review procedures across the organisation. The misrepresentation of environmental issues is governed by our Code of Conduct. We also ensure our policies reduce the risk that any client brief undermines the implementation of the Paris Agreement. In 2022, we introduced the revised Assignment Acceptance Policy and Framework and the Green Claims Guide to provide further guidance about how to conduct additional due diligence in relation to clients and any work we are asked to undertake.

PEOPLE, CULTURE AND SUCCESSION

Risk definition

Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial, technology and management talent, or are unable to retain and incentivise key and diverse talent, or are unable to adapt to new ways of working by balancing home and office working.

Potential impact

We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients.

We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

How it is managed and reflected in our strategic priorities

Our incentive plans are structured to provide retention value, for example, by paying part of annual incentives in shares that vest two years after grant date.

We are working across the businesses to embed collaboration and investing in training and development to retain and attract talented people. The investment in co-located campus properties is increasing the cooperation across our companies and provides extremely attractive and motivating working environments.

Focus on the mental health of our people by providing access to wellbeing resources, the establishment of support networks, funded events, discussion forums and additional time off.

All In survey completed by two-thirds of our people in 2022, providing an opportunity for the Board, Executive Committee and senior leaders across the business to understand the general sentiment, views, opinions and concerns of employees.

Findings from the survey highlighted general and local views on cultural, wellbeing and other matters, which have formed the basis of people change projects and further plans for remediation.

Succession planning for the Chief Executive Officer, the Chief Financial Officer and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates is identified in emergency and planned scenarios.

The Compensation Committee provides oversight for the Group's incentive plans and compensation.

Our real estate teams work closely with people teams across the business to consider how space is being utilised to support collaboration and innovation.

CYBER AND INFORMATION SECURITY

Risk definition

The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services.

Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

Potential impact

We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data.

A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.

The imposition of sanctions following the ongoing conflict in Ukraine has triggered an increase in cyber attacks generally.

How it is managed and reflected in our strategic priorities

We monitor and log our network and systems and keep raising our people's security awareness through our WPP Safer Data training and mock phishing attacks.

Heightened focus on monitoring our network and systems and raising awareness of the potential for phishing and other cyber attacks during the period of remote working and the geopolitical situation and an increased focus on our control environment.

CREDIT RISK

Risk definition

We are subject to credit risk through the default of a client or other counterparty.

Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.

Potential impact

We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days.

We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.

How it is managed and reflected in our strategic priorities

Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.

We are working closely with our clients during this period of economic uncertainty to ensure timely payment for services in line with contractual commitments and with vendors to maintain the settlement flow on media.

Our treasury position and compliance with lending covenants is a recurring agenda item for the Audit Committee and Board.

Increased management processes to manage working capital and review cash outflows and receipts.

INTERNAL CONTROLS

Risk definition

Our performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.

We have previously identified material weaknesses in our internal control over financial reporting. If we failed to properly remediate these material weaknesses or new material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Potential impact

Failure to ensure that our businesses have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.

As previously disclosed, for the year ended 31 December 2020, we identified certain material weaknesses in our internal control over financial reporting. During 2021, we finished implementing previously reported plans to remediate such material weaknesses and concluded that as at 31 December 2021, such material weaknesses had been remediated. We have also concluded that our internal control over financial reporting is again effective as of 31 December 2022, as disclosed in our Form 20-F.

If the remedial measures were ultimately insufficient to address the material weaknesses, or if additional material weaknesses in internal control are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected.

In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group's ADSs and ordinary shares.

How it is managed and reflected in our strategic priorities

Transparency and contract compliance are embedded through the networks and reinforced by audits at a WPP and network level.

Regular monitoring of key performance indicators for trading are undertaken to identify trends and issues.

An authorisation matrix on inventory trading is agreed with the Company and the Audit Committee.

In 2021, our then new controls function continued to review and enhance controls across the Group, under the direction of our Global Director of Risk and Controls. As part of this effort, we significantly enhanced the staffing, capabilities and resources of our technical accounting function, which supported the retrospective review efforts and will continue to provide ongoing support in regards to complex accounting matters and judgment and changes in accounting standards.

Management is committed to maintaining a strong internal control environment, with appropriate oversight from our Audit Committee. We have made significant enhancements to our controls through the implementation of the remediation and continue to evaluate further opportunities to improve our control environment. We have engaged an independent valuation specialist, on an ongoing basis with oversight by management, to assist us as an integral part of the discount rate and cash flow determination process in the impairment assessment of intangible assets and goodwill.

This has included such items as: updating our discount determination methodology for a current market participant approach; enhancing the level of review and controls related to the selection of the variables underpinning the discount rate calculation, the discount rate methodology and annual refresh; and implementing additional validation controls and additional reviews of the selection of cash flow periods and net working capital assumptions.

In the case of complex accounting matters and hedging arrangements, we performed a comprehensive retrospective review of our controls and procedures and implemented enhanced periodic controls into our control framework and have engaged outside advisors with specialist expertise in the respective subject matter areas to assist with the performance of the comprehensive retrospective review.

DATA PRIVACY

Risk definition

We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:

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Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches
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Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)

Potential impact

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:

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The Group has in the past and may in the future experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects
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Restrictions or limitations on international data transfers could have an adverse effect on our business and operations

How it is managed and reflected in our strategic priorities

We develop principles on privacy and data protection and compliance with local laws. We also monitor pending changes to regulations and identify changes to our processes and policies that would need to be implemented. In the case of data transfers, we also identify alternative approaches, including using other permitted transfer mechanisms, in order to limit any potential disruption (for example, SCCs instead of Privacy Shield following the CJEU Schrems II decision).

We implemented extensive training ahead of GDPR and CPPA implementation and the roll-out of toolkits to assist our people to prepare for implementation and will do the same as new legislation is adopted in other markets.

A Chief Privacy Officer and Data Protection Officer are appointed at the Company and Data Protection Officers are in place at a number of our companies.

Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security.

The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed.

TAXATION

Risk definition

We may be subject to regulations restricting our activities or effecting changes in taxation.

Potential impact

Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

How it is managed and reflected in our strategic priorities

We actively monitor any proposed regulatory or statutory changes and consult with government agencies and regulatory bodies where possible on such proposed changes.

Biannual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management. We engage advisors and legal counsel to obtain opinions on tax legislation and principles.

REGULATORY

Risk definition

We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which we operate.

Potential impact

We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International.

Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption has previously and could expose us to civil and criminal sanctions.

How it is managed and reflected in our strategic priorities

Online and in-country ethics, anti-bribery, anti-corruption and anti-trust training on a Group-wide basis to raise awareness and seek compliance with our Code of Conduct and the Anti-Bribery & Corruption Policy.

A continuously evolving business integrity function to ensure compliance with our codes and policies and remediation of any breaches of policy.

Continuous communication of the Right to Speak confidential, independently operated helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported to the Audit Committee on a regular basis.

Due diligence on acquisitions and on selecting and appointing suppliers and restrictions on the use of third-party consultants in connection with any client pitches. Rolling programme of creating shared financial services in the markets in which we operate and the creation of a new controls function in 2020.

Risk Committees are well established at WPP and across the networks to monitor risk and compliance through all of our businesses and the enhancement of our business integrity programme across our markets.

Gift and hospitality register and approvals process.

SANCTIONS

Risk definition

We are subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

The Russian invasion of Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.

Potential impact

Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.

How it is managed and reflected in our strategic priorities

Online training to raise awareness and seek compliance and updates for our companies on any new sanctions.

Regular briefings to the Audit Committee and constant monitoring by the WPP legal team with assistance from external advisors of the sanctions regimes. Executive Committee briefed and working with the WPP legal team to ensure compliance with escalating sanctions as a consequence of the Russian invasion of Ukraine.

We have taken a number of actions as a consequence of the invasion. We have announced the discontinuance of our operations in Russia and ensured compliance with all sanctions as they impact any clients, suppliers or financial arrangements.

ENVIRONMENT REGULATION AND REPORTING

Risk definition

The Group could be subject to increased costs to comply with the potential future changes in environmental law and regulations.

Potential impact

We could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet our net zero commitments.

Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.

How it is managed and reflected in our strategic priorities

We are developing a net zero roadmap to deliver against our net zero commitments and aim to disclose more details of that roadmap in 2023.

As part of this plan and through our work to decarbonise media and media supply chains, we are exploring opportunities to improve accounting for emissions from media.

As we seek to limit emissions, we need to reduce the total footprint of any product or service as far as possible. To manage the cost and quality of carbon credits purchased to offset remaining emissions, WPP developed a new offsetting policy and we are further developing our offsetting strategy as part of our net zero roadmap.

EMERGING RISKS

Risk definition

The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters.

Potential impact

This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.

How it is managed and reflected in our strategic priorities

Co-locating our people in fewer, higher-capacity campus buildings means we can centralise emergency preparedness procedures and deploy climate mitigation measures more efficiently. Climate-related risk is considered when we invest in new campus buildings. In 2023 we will pilot a new ESG scorecard to assess building performance across a number of climate-related metrics.

Our hybrid working approach, which incorporates new ways of working adopted during the pandemic, provides additional resilience by enabling fully remote working - provided employees and their families are in safe locations - during extreme weather events.

The Employee Assistance Programme is activated in response to climate-related extreme weather events.

EMERGING RISKS

Risk definition

A failure to manage the complexity in carbon emission accounting for marketing and media or to consider scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

Potential impact

Increased investment required in building renovation, electrification and supplier engagement to meet targets, including developing internal ESG capacity and capabilities.

Offset prices would likely rise, increasing the overall expenditure to meet our net zero commitments.

How it is managed and reflected in our strategic priorities

In 2023, we will publish our first net zero transition plan which will outline further details on how we intend to deliver against our net zero targets.

The Board Sustainability Committee was formed in 2019 to give increased focus on sustainability (see page 128). In 2022, we updated our Sustainability Policy, and released our first Environmental Policy which included policy guidance around offsetting.

Environment, Social and Governance KPIs are included as part of the scorecard that determines the short-term incentive rewards for WPP's CEO, CFO and some key members of the Executive Committee. This includes WPP's performance against carbon reduction targets.

APPENDIX B: DIRECTORS' RESPONSIBILITY STATEMENT

Each of the current Directors whose names and functions are listed in the Corporate Governance section of the Annual Report 2022 confirms that, to the best of his or her knowledge:

●   the Group financial statements, which have been prepared in accordance with IFRS, issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2022, give a true and fair view of the assets, liabilities, financial position and profit of the Group. and
●   the Strategic report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

APPENDIX C: RELATED PARTY TRANSACTIONS

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. In the year ended 31 December 2022, revenue of £88.3 million (2021: £117.2 million) was reported in relation to Compas, an associate in the USA, and revenue of £42.7 million (2021: £11.3 million) was reported in relation to Kantar. All other transactions in the years presented were immaterial.

The following amounts owed by related parties were outstanding at 31 December 2022:

Kantar £26.1 million
Other £62.4 million

The following amounts owed to related parties were outstanding at 31 December 2022:

Kantar £(10.5) million
Other £(65.2) million

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 23 March 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary